FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2002

ASIACONTENT.COM, LTD.
(Translation of registrant's name into English)

18/F MLC TOWER
248 QUEEN'S ROAD EAST
WANCHAI, HONG KONG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index

Press Release

The Registrant issued a press release dated June 14, 2002 announcing that its Board of Directors has unanimously voted to wind up and liquidate the Company, subject to the approval of the holders of a majority of its outstanding shares, and that the Company has entered into a termination and consulting agreement with George Chan, the acting Chief Executive Officer. The press release is attached as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2002

ASIACONTENT.COM, LTD
(Registrant)

By: /s/ George Chan
George Chan
Chief Executive Officer

Exhibit 1

Asiacontent.com Announces Board Approval of Wind Up and Liquidation and Termination Agreement with Acting-CEO

Hong Kong/New York, June 14, 2002 – Asiacontent.com, Ltd. (Nasdaq: IASIA) (the "Company") today announced that its Board of Directors has unanimously voted to wind up and liquidate the Company, subject to the approval of the holders of a majority of its outstanding shares. Based upon current information, the Company anticipates that cash available for distribution to the members will exceed the current market value of the Company's common stock. However, at this time, the Company cannot calculate the exact amount that members will receive in one or more distributions because of uncertainties of the net value of the Company's assets and the ultimate amount of its liabilities.

The Board has called a special meeting of members to be held on July 10, 2002 at the Company's headquarters in Hong Kong, at which time the members will vote to approve the voluntary wind up and dissolution of the Company. A proxy statement describing the wind up and dissolution will be mailed today to those members who held the Company's common stock as of June 7, 2002.

In reaching its decision that the wind up and dissolution is in the best interests of the Company and its members, the Board of Directors considered a number of factors. The proxy statement describes these factors, including the Company's recent performance, its previous unsuccessful efforts to sell the Company or identify a strategic alliance partner and its October 2001 spin off of the Internet Solutions operations. The Board and the Company's management determined that it would not be advisable to continue the operations of the Company, which are currently reducing the Company's liquidity on a monthly basis. Additionally, the Company's stock has recently traded below the anticipated cash liquidation value of the shares.

Based on this information, the Board's business judgment of the risks associated with continuing the business, the remote possibility of the Company acquiring additional financing on acceptable terms, if at all, or identifying a buyer or strategic partner, the Board of Directors has concluded that distributing the Company's net liquid assets to its members would return the greatest value to the members.

Upon approval of the wind up and dissolution, the Company's activities will be limited to winding up its affairs, distributing its assets and operating the joint ventures until agreements have been reached with respect to the termination of such arrangements. In connection with the Company's orderly wind up, it will work closely with its joint venture partners in an effort to accomplish a smooth transition as Asiacontent exits these businesses. If the members approve the wind up and dissolution, a liquidator will be appointed to administer and complete the wind up process, which is expected to take 24 months. The liquidator would attempt to convert the Company's remaining assets to cash and settle its liabilities as expeditiously as possible.

Under British Virgin Islands law, the jurisdiction of the Company's incorporation, the Company would file Articles of Dissolution with the Registrar of Companies of the British Virgin Islands following approval by the members. The dissolution would become effective upon the liquidator's filing of a notice that it has completed the winding up, at which point, a Certificate of Dissolution would be issued to the Company.

The Company expects that its shares will be delisted from the Nasdaq National Market in connection with the dissolution, but the shares may be eligible for trading on the NASD's electronic bulletin board.

In light of the Board's recommendation to wind up and dissolve and the pending special meeting, the Board also announced that the Company has entered into a termination and consulting agreement with George Chan, the acting Chief Executive Officer. Under the terms of the agreement, Mr. Chan's employment will terminate on the earlier of September 14, 2002 (three months from the date of the agreement) or the date that a liquidator assumes control of the Company in connection with the wind-up and dissolution. Mr. Chan will receive his base salary through September 14, 2002, even in the event that he is terminated sooner. As severance, on his termination, Mr. Chan will receive a cash payment equal to two months' base salary. Mr. Chan will also receive a bonus payment based on certain performance targets established by the Company's compensation committee. Mr. Chan has agreed to act as a consultant to the Company following his termination in connection with liquidation-related matters.

Mr. Clive Ng, Chairman of the Board, stated, "On behalf of the Board, I would like to express my appreciation for George's valuable contributions during the past year in the restructuring of the Company, which resulted in a significant reduction of the Company's cash burn."

Members of Asiacontent are encouraged to read the proxy statement because it will contain important information about the liquidation and dissolution. The proxy statement will be available for free from the Company, as follows:

Asiacontent.com, Ltd.
Attn.: Investor Services
Unit 1801-1803, 248 Queen's Road East
Wan Chai, Hong Kong
(852) 2292-6855 or investor@asiacontent.com

This release contains forward-looking statements with respect to the Company's financial position, prospects and proposed liquidation and dissolution. Factors that may cause actual results to differ materially from these forward-looking statements include the following: the amounts to be realized in connection with the sale of the Company's assets, the ability of the Company to effect an orderly wind down of its operations, the possible delay in implementation or termination of the plan of liquidation and dissolution, the timing and amount of payments to members, the effect of litigation in which the Company is involved and unknown liabilities which may be asserted in connection with the liquidation. Please refer to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and the Company's other filings with the SEC from time to time, for a description of certain additional factors which may cause results to differ materially from those indicated by these forward-looking statements.

Company Information

Asiacontent.com (Nasdaq: IASIA) (www.corp.asiacontent.com) delivers targeted online advertising solutions through its joint venture partners in Korea, China, Hong Kong, Taiwan and Singapore. In another joint venture partnership, Asiacontent.com produces local-language music news, information and promotions targeting high-value youth in Korea, China, Taiwan, Southeast Asia and India.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2002

ASIACONTENT.COM, LTD
(Registrant)

By: ______________________
George Chan
Chief Executive Officer